December 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Jerard Gibson
H. Roger Schwall
Division of Corporation Finance

Re:	Lonestar Resources US Inc.
Registration Statement on Form S-1
File No. 333-214265

Ladies and Gentlemen:

As the representatives of the several underwriters of the Lonestar Resources US Inc. (the “Company”) proposed public offering of up to 11,212,500 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m., Washington D.C. time, on December 15, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 25, 2016, through the date hereof:

Preliminary Prospectus dated December 8, 2016:

375 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

SEAPORT GLOBAL SECURITIES LLC
As Representative of the several Underwriters

By:	/s/ Gary Meringer
Name: Gary Meringer
Title: General Counsel – Investment Banking